May 27, 2025

Joseph Saahene
General Counsel
Usio, Inc.
3611 Paesanos Parkway, Suite 300
San Antonio, TX 78231

       Re: Usio, Inc.
           S-3 filed May 22, 2025
           File No. 333-287528
Dear Joseph Saahene:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance